                                                                 Exhibit (12)(b)

                             CMS ENERGY CORPORATION
      Ratio of Earnings to Combined Fixed Charges and Preference Dividends
                              (Millions of Dollars)

                                               THREE MONTHS
                                                  ENDED
                                                 MARCH 31                 YEAR ENDED DECEMBER 31
                                                   2005        2004     2003     2002     2001        2000
                                               ------------   ------   -----   -------   -------    --------
                                                                        (b)      (c)       (d)         (e)
Earnings as defined (a)
Pretax income from continuing operations       $        339   $  137   $  16   $  (433)  $  (428)    $    (1)
Exclude equity basis subsidiaries                        (2)     (88)    (41)      (39)       68        (171)
Fixed charges as defined, adjusted to
   exclude capitalized interest of $1, $(25),
   $9, $16, $35 and $48 million for the
   three months ended March 31, 2005 and
   the years ended December 31, 2004, 2003,
   2002, 2001, and 2000, respectively (f)               140      649     605       518       577         561
                                               ------------   ------   -----   -------   -------    --------
Earnings as defined                            $        477   $  698   $ 580   $    46   $   217    $    389
                                               ============   ======   =====   =======   =======    ========

Fixed charges as defined (a)
Interest on long-term debt                     $        132   $  560   $ 531   $   404   $   420    $    420
Estimated interest portion of lease rental                1        4       7        10        11          11
Other interest charges                                    5       49      61        34        83          34
Preferred securities dividends and
   distributions                                          3       11      15        86        98         144
                                               ------------   ------   -----   -------   -------    --------
Fixed charges as defined                       $        141   $  624   $ 614   $   534   $   612    $    609
                                               ============   ======   =====   =======   =======    ========
Ratio of earnings to fixed charges and
   preferred securities dividends and
   distributions                                       3.38     1.12       -         -         -           -
                                               ============   ======   =====   =======   =======    ========

NOTES:

(a) Earnings and fixed charges as defined in instructions for Item 503 of Regulation S-K.

(b) For the year ended December 31, 2003, fixed charges exceeded earnings by $34 million. Earnings as defined include $95 million of asset impairments charges.

(c) For the year ended December 31, 2002, fixed charges exceeded earnings by $488 million. Earnings as defined include $602 million of asset impairments charges.

(d) For the year ended December 31, 2001, fixed charges exceeded earnings by $395 million. Earnings as defined include $323 million of asset impairments charges.

(e) For the year ended December 31, 2000, fixed charges exceeded earnings by $220 million. Earnings as defined include $329 of asset impairments charges.

(f) Fixed charges, adjusted as defined, include $25 million of interest cost that was capitalized prior to 2004 and subsequently expensed in 2004.